

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Joseph D. Vittiglio
General Counsel and Corporate Secretary
Finch Therapeutics Group, Inc.
200 Inner Belt Road, Suite 400
Somerville, Massachusetts 02143

**Re: Finch Therapeutics Group, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.3, 10.4, 10.5, 10.6 & 10.7
Filed February 26, 2021
File No. 333-253622**

Dear Mr. Vittiglio:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance